UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Completes Divestiture of Offender Monitoring Business for US$37.6 Million

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 18, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) (the “Company”), a world leading IoT solutions provider, today announced it has signed and closed a definitive agreement to divest its Omnilink offender monitoring business for US$37.6 million in cash. The purchaser of the business is Anaheim-based Sentinel Advantage LLC which is wholly owned by Bison Capital Asset Management LLC.

Omnilink provides cellular connectivity services, leading edge 4G ankle bracelets, and a cloud-based software tracking platform. Following the close of the transaction, Sierra Wireless will continue to provide Omnilnk with connectivity services and embedded modules for the ankle bracelets.

“The sale of Omnilink unlocks value of a non-core asset and strengthens our balance sheet,” said Phil Brace, President and CEO of Sierra Wireless. “We look forward to continuing to work closely with Sentinel as a valuable, growing customer.”

Omnilink’s revenue in 2021 was US$13.1 million. Sierra Wireless expects approximately 27 of its employees will become employees of Sentinel Advantage LLC. The sale of Omnilink is subject to normal working capital adjustments.

The Company will provide additional information about the transaction on May 11, 2022 during its First Quarter 2021 earnings conference call.

Telegraph Hill Advisors LLC acted as financial advisors to Sierra Wireless and Blake, Cassels & Graydon LLP acted as legal counsel. Sheppard Mullen acted as legal counsel for both Sentinel Advantage and Bison Capital.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, plans to provide ongoing services to Omnilink Sentinel Offender Services LLC, the transition of certain employees to Sentinel Offender Services LLC, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, supply conditions, future market conditions, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

David Climie
Sierra Wireless
Investor Relations
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: April 18, 2022